0 of 100,000 shares sold*

Buy Echedry Vargas shares through Finlete.

Finlete Funding, Inc. ("Finlete") signed Echedry Vargas, **a top prospect in the Texas Rangers organization**, to a brand contract including 10% of his future MLB earnings. Own a piece of his potential upside by buying shares through Finlete today.



Get to know Finlete & Echedry Vargas

$96	$8	$800K	$0
Minimum Investment	Share Price	Maximum Raise	Raised to-date

Invest Here

View Offering Memorandum

12 250 500 1,000 1,500+

$96	$8.00	12
Investment	Share Price	Total Shares

Finlete is where sports fans come to invest.

Reg CF offer:

Minimum Investment	$96.00
Share Price	$8.00
Maximum Raise	$800,000.00
Raised to-datee	$0.00
Target Minimum	$50,000.00

Perk(s) unlocked

25 Shares
Echedry Finlete Baseball Card

50 Shares
Signed Echedry Finlete Baseball Card

100 Shares
MVP Pack (Shirt, Hat, Signed Finlete Card)

500 Shares
Echedry Vargas MiLB Game Experience + MVP Pack

1,500 Shares
Echedry Vargas MLB Debut Experience + MVP Pack

Invest Here

View Offering Memorandum

Buy Echedry Vargas shares through Finlete

Invest Here

View Offering Memorandum

View Offering Memorandum

Instagram | X | The Athletic


FINLETE

Echedry Vargas

SS, 2B, 3B | Texas Rangers | ETA 2027 | B/T: R/R | H/W: 5'11"/ 170 | Age: 18 | From: Azua, DOM | Award: ACL Top MLB Prospect | Award: ACL Post-Season All-Star | International Signing | BA Org Rank: 17

Minor League Baseball (MiLB) Stats

Season	Team	Level	Age	G	PA	HR	R	RBI	BB%	K%	ISO	BABIP	AVG	OBP	SLG	wOBA	wRC+
2022	TEX	DSL	17	54	223	4	40	27	5.8%	12.1%	.209	.335	.301	.368	.510	.411	131
2023	TEX	CPX	18	52	222	11	46	39	9.5%	21.3%	.254	.383	.315	.387	.569	.429	131
2023	TEX	A	18	1	2	0	1	0	0.0%	50.0%	.000	1.000	.500	.500	.500	.480	189

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FINLETE

Learn ⌄ | Investor Login



FINLETE


Support Echedry along his MLB journey

Uncover how game-changing our brand contract with Echedry is. Your investment in Finlete supports athletes in every stride.

DEDICATION

Focus on baseball year-round

PERFORMANCE

Better off-season training

HEALTH

Hire a nutritionist, eat better

HOUSING

Safe off-season housing

Buy Echedry Vargas shares through Finlete

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DEDICATION
Focus on baseball year-round

PERFORMANCE
Better off-season training

HEALTH
Hire a nutritionist, eat better

HOUSING
Safe off-season housing



Investors

Finlete



Echedry

2024 Sample Expenses

OFF SEASON COACHING	
Hitting Coach	**$20,000**
Fielding Coach	**$20,000**
Strength & Conditioning	**$25,000**
Nutritionist	**$10,000**
EQUIPMENT	
Cleats	**$1,000**
Gloves	**$1,500**
Sunglasses	**$1,000**
PERSONAL	
Family Support	**$85,000**
Car	**$40,000**
Travel	**$15,000**
Housing	**$145,000**

Buy Echedry Vargas shares through Finlete

Invest Here

View Offering Memorandum

Together we are ushering in a new era for

Together we are ushering in a new era for athletes & fans

Athletes need access to capital and want to build a following. Fans want to be more than spectators.

INVESTMENT

Finlete is not betting, fantasy, or gaming. It's the real deal, actual skin in the game. If Finlete athletes succeed, the company and its investors like you succeed too.

POTENTIAL UPSIDE

Acquire a stake in the potential success of real athletes. As they advance in their careers, you share in the journey.

ACCESS

You, the fan, now have the chance to join these deals, once exclusive to hedge funds. Finlete launched to back athletes and fans.

COMMUNITY

Investing is about more than owning shares. Finlete is creating a community of avid sports fans eager to engage, not just spectate.

ENGAGEMENT

Perks and experiences like exclusive virtual meet & greets, contract signing parties, content, merchandise, and so much more.

COMPLIANCE

Finlete operates in a regulatory framework and is compliant with Reg CF requirements.

Ready to learn more?

For a limited time, schedule a conversation with our team to ask us any questions you may have. We're eager to walk you through how you can directly support athletes and benefit from their potential success.



Rob Connolly

Discover Finlete

30 Min

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Team

Our team is comprised of a combination of entrepreneurial grit, sports industry experience, passion for fan engagement, and financial acumen. We have deep sector insights and a track record of scaling startups.



Rob Connolly

FOUNDER & CEO

Ex-Founder, AgentBuzz
(acq. by OakParkCreative)



Max Eisenberg

ADVISOR

Ex-Founder & CEO,
ActionStreamer



Michael Bryan

ADVISOR

Founder, 811 Capital
Ex-CFO, Big League Advantage



Ichan Stall

ADVISOR

Board Member, NTAN



Mark Grant

ADVISOR

Color Commentator,

Frequently Asked Questions

— Why invest in startups?

By buying shares in an early-stage company you're passionate about, you are helping it grow. While there is no guarantee of success, startups have the potential to grow rapidly and generate substantial returns for early investors.

+ What types of securities can I buy on this site?

+ How much can I invest?

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ Why invest in startups?

— What types of securities can I buy on this site?

We are selling Echedry Vargas Preferred Stock, a class of Preferred Stock of Finlete Funding, Inc.

+ How much can I invest?

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their

+ How can I learn more about a company's offering?

+ Why invest in startups?

+ What types of securities can I buy on this site?

— How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $124,000, then the investor's investment limit $2,500, or 5% of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $124,000 or higher, then the investor's limit is 10% of the greater of their annual income or net worth, or $124,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

offering?

+ What types of securities can I buy on this site?

+ How much can I invest?

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities, subject to certain rules and allowances. Please see additional details from the SEC here.

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What types of securities can I buy on this site?

+ How much can I invest?

+ How do I calculate my net worth?

– What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

— Who can invest in a Regulation CF Offering?

United States residents over 18 years of age can invest. While there is nothing explicitly prohibiting international investors from investing in Reg CF Offerings, international investors should check the laws and regulations of their country before participating.

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

– What do I need to know about early-stage investing? Are these investments risky?

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ How can I learn more about a company's offering?

+ How do I contact someone from Finlete?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

— When will I get my investment back?

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

— Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- To the company that issued the securities;
- To an accredited investor;
- In connection with your death or divorce or other similar circumstance;
- To a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ How can I learn more about a company's offering?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

— What information does this site collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued.

The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC help the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering.

Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities.

Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders.

able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 50 - 75 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and

Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders.

Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms.

Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections(including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

— What happens if a company does not reach its funding goal?

If we do not reach our minimum funding goal, your funds will be returned to you after the closing of our offering.

+ How can I learn more about a company's offering?

+ Can I cancel my investment?

+ How do I contact someone from Finlete?

+ Where can I learn more about investing in Reg CF offerings?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

— How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

+ Can I cancel my investment?

+ How do I contact someone from Finlete?

+ Where can I learn more about investing in Reg CF offerings?

Buy Echedry Vargas shares through Finlete

Invest Here

View Offering Memorandum

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ How can I learn more about a company's offering?

– Can I cancel my investment?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@finlete.com.

+ How do I contact someone from Finlete?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ How can I learn more about a company's offering?

+ Can I cancel my investment?

— How do I contact someone from Finlete?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at support@finlete.com.

+ Where can I learn more about investing in Reg CF offerings?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ What information does this site collect from issuers related to their offering?

+ What happens if a company does not reach its funding goal?

+ How can I learn more about a company's offering?

+ Can I cancel my investment?

+ How do I contact someone from Finlete?

— Where can I learn more about investing in Reg CF offerings?

Please download additional Education Materials here.

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Buy Echedry Vargas shares through Finlete

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View Offering Memorandum

12 250 500 750 1,000 1,500+

Finlete is where sports fans come to invest.

Reg CF offer:

Minimum Investment	$96.00
Share Price	$8.00
Maximum Raise	$800,000.00
Raised to-date	$0.00
Target Minimum	$50,000.00

$96	$8.00	12
Investment	Share Price	Total Shares

Perk(s) unlocked

25 Shares
Echedry Finlete Baseball Card

50 Shares
Signed Echedry Finlete Baseball Card

100 Shares
MVP Pack (Shirt, Hat, Signed Finlete Card)

500 Shares
Echedry Vargas MiLB Game Experience + MVP Pack

1,500 Shares
Echedry Vargas MLB Debut Experience + MVP Pack

Invest Here

View Offering Memorandum

Buy Echedry Vargas shares through Finlete

Invest Here

View Offering Memorandum

Invest Here

View Offering Memorandum

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and service may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.

Buy Echedry Vargas shares through Finlete

Invest Here

View Offering Memorandum